SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. __)*

    GENTIVA HEALTH SERVICES INC.

(Name of Issuer)

         Common Stock, par value $.10 per share

(Title of Class of Securities)

                                   37247A102

(CUSIP Number)

Gary E. Snyder, Esq.

Greenberg Traurig, LLP

3290 Northside Parkway, NW

Suite 400

Atlanta, GA 30327

                                   (678) 553-2100

(Name, address and telephone number of person

authorized to receive notices and communications)

                               February 28, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 37247A102	Page 2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Rodney D. Windley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00 (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,523,920(2)
	8	SHARED VOTING POWER	158,801(3)
	9	SOLE DISPOSITIVE POWER	1,523,920
	10	SHARED DISPOSITIVE POWER	158,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,682,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%(4)
14	TYPE OF REPORTING PERSON IN

(1) In connection with an Agreement and Plan of Merger by and among the Issuer, Tara Acquisition Sub Corp., The Healthfield Group, Inc., Rodney D. Windley, in his capacity as Stockholder Representative, and the securityholders name therein, dated as of January 4, 2006, and which closed on February 28, 2006, Rodney D. Windley received 1,404,153 shares of common stock, the Rodney D. Windley 2005 Grantor Retained Annuity Trust received 119,170 shares of common stock, and RT Management, LLC received 158,801 shares of common stock.

CUSIP No. 37247A102	Page 3

(2) Includes 119,170 shares held by the Rodney D. Windley 2005 Grantor Retained Annuity Trust. Also includes 597 common stock units of the Issuer issued to Mr. Windley on 3/1/06 that are convertible into shares of common stock of the Issuer at a conversion ratio of one unit to one share of common stock. The common stock units are convertible upon Mr. Windley’s termination of service with the Issuer.

(3)   Includes 158,801 shares held by RT Management, LLC. Rodney D. Windley is a manager of RT Management, LLC and a 25% owner. Rodney D. Windley disclaims beneficial ownership of the shares owned by RT Management, LLC except to the extent of his pecuniary interest therein.

(4) Based on 26,470,583 shares outstanding on March 3, 2006 as provided by the Issuer.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the common stock, par value $.10 per share (the “Common Stock”), issued by Gentiva Health Services Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3 Huntington Quadrangle, Suite 200S, Melville, New York 11747.

ITEM 2.	IDENTITY AND BACKGROUND.
(a)	This statement is filed by Rodney D. Windley with respect to shares of Common Stock beneficially owned by him. The foregoing person is hereinafter sometimes referred to as the “Reporting Person”.
(b)	The address of the principal business and principal office of the Reporting Person is c/o Gentiva Health Services Inc., 3 Huntington Quadrangle, Suite 200S, Melville, New York 11747.
(c)

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(d)	The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds and Other Consideration.

In connection with an Agreement and Plan of Merger by and among the Issuer, Tara Acquisition Sub Corp., The Healthfield Group, Inc., Rodney D. Windley, in his capacity as Stockholder Representative, and the securityholders name therein, dated as of January 4, 2006 (the “Merger Agreement”), which closed on February 28, 2006, the Reporting Person received 1,404,153 shares of Common Stock, the Rodney D. Windley 2005 Grantor Retained Annuity Trust received 119,170 shares of Common Stock, and RT Management, LLC received 158,801 shares of Common Stock.

No shares of Common Stock beneficially owned by the Reporting Person are held in margin accounts.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Person has acquired the shares of common stock for investment purposes. The Reporting Person intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending on the foregoing factors, and other factors deemed relevant by the Reporting Person, the Reporting Person may acquire additional shares of Common Stock, or dispose of all or part of his shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by the Reporting Person at any time without prior notice. The Reporting Person may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating

CUSIP No. 37247A102	Page 4

performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 Schedule 13D. In addition, as a director of the Issuer, the Reporting Person will regularly explore potential transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

Except as set forth in this Item 4 or as contemplated by the provisions set forth in the agreements described in Item 7, which are incorporated herein by reference, the Reporting Person does not have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)            As of February 28, 2006, the Reporting Person was the beneficial owner of 1,682,124 shares, and as of March 1, 2006, the Reporting Person was the beneficial owner of 1,682,721 shares, which represented 6.35% of the outstanding shares of the Issuer. The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 26,470,583 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 3, 2006, as provided by the Company.

(b)            As of March 1, 2006, the Reporting Person possessed voting power over the following shares of Common Stock:

Sole voting power:	1,523,920 shares
Shared voting power:	158,801 shares
Sole dispositive power:	1,523,920 shares
Shared dispositive power:	158,801 shares.

(c)            During the past sixty days, the only transactions in the Common Stock effected by the Reporting Person were as follows:

On January 4, 2006, the Issuer entered into the Merger Agreement pursuant to which the Issuer agreed to acquire The Healthfield Group, Inc. (“Healthfield”). Pursuant to the Merger Agreement, the principal securityholders of Healthfield acquired shares of common stock ("Common Stock"), par value $0.10 per share, of the Company. On February 28, 2006, the merger (the “Merger”) closed and the Reporting Person, as a principal securityholder of Healthfield, beneficially acquired 1,682,124 shares of the Common Stock of the Company.

On March 1, 2006, the Reporting Person acquired 597 common stock units pursuant to the Issuer’s Stock & Deferred Compensation Plan for Non-Employee Directors. The common stock units are convertible into shares of Common Stock of the Issuer at a conversion ration of one unit to one share of common stock. The common stock units are convertible upon the date of termination of service to the Issuer.

(d)            H. Anthony Strange is a 75% owner and a manager of RT Management, LLC, and is deemed a beneficial owner of the 158,801 shares owned by RT Management, LLC. No person other than the respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

(e)	Not applicable.

CUSIP No. 37247A102	Page 5

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration Rights Agreement

Shelf Registration Statement. The Issuer has agreed to use its commercially reasonable efforts to file with the SEC a shelf registration statement registering the resale of the shares received in the Merger for the accounts of the principal securityholders of Healthfield within ninety days of the closing and thereafter use its commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC no later than nine months from the closing date of the Merger. The Issuer has further agreed to use its commercially reasonable efforts to keep such shelf registration statement continuously effective for three years from the date the registration statement is declared effective by the SEC, though such three-year period will be extended if the Issuer suspends the use of such registration statement at any time during such three-year period.

The Issuer may from time to time issue, upon the occurrence of certain events (e.g., a material development or change in the business, affairs or prospects of the Issuer or any of its subsidiaries), deliver to Rodney D. Windley, as the securityholders’ representative, a so-called “blockage notice” temporarily suspending the principal securityholders’ rights to use the shelf registration statement. The Issuer is not permitted to suspend the use of the shelf registration statement for more than a total of 135 days in any calendar year. If the Issuer suspends the use of the shelf registration during the three-year period it is required to be continuously effective, such three-year period shall be extended by the number of days equal to the cumulative sum of the number of days during which use of the shelf registration statement was suspended during such three-year period.

If any principal securityholder intends to use the shelf registration statement at any time after the nine-month period following the closing date of the Merger, such principal securityholder is required, as a condition to using the shelf registration statement, to provide the Issuer with at least five business days’ advance written notice of its intention to do so. The Issuer may, no later than the close of business on the business day following its receipt of such notice, issue a “blockage notice” temporarily suspending such principal securityholder’s right to use the shelf registration statement.

Piggyback Registration Rights for Certain Underwritten Offerings. If the Issuer at any time proposes to register any of its Common Stock, whether or not for the sale for its own account (except in the case of an offering registered on Form S-4 or Form S-8), it is required to provide at least 30 business days’ advance written notice to Rodney D. Windley, as the securityholders’ representative, of its intention to do so. Mr. Windley will then promptly notify all principal securityholders who will have the right to exercise their “piggyback registration rights” to include in such registration statement such number of their Issuer shares as they request, subject to customary cutbacks suggested by the managing underwriter of such underwritten offering.

In addition, the principal securityholders will have piggyback registration rights with respect to the full amount of any over-allotment option exercised by the underwriters of the first underwritten offering by the Issuer of its common stock for its own account following the closing date of the merger. The principal securityholders, without regard to the limitation mentioned in the preceding paragraph, will have the exclusive right to sell their Issuer shares (on a pro rata basis among principal securityholders) up to the full amount of such over-allotment option.

Lock-Up Periods. Principal securityholders are prohibited from selling, assigning, pledging, hedging, swapping, transferring or otherwise disposing of (collectively referred to as a “Transfer”):

•                any of their shares for a period of nine months from the closing other than in the over-allotment option; and

CUSIP No. 37247A102	Page 6

•                not more than 50% of their shares received in the Merger (less any amounts Transferred pursuant to the preceding bullet) for a period of 12 months following the expiration of such nine-month period.

The foregoing lock-up periods will not prohibit the principal securityholders from selling any of their shares pursuant to the exercise of an over-allotment option by underwriters in connection with the first underwritten offering by the Issuer of its common stock for its own account following the closing date of the Merger. During these lock-up periods, however, principal securityholders will be permitted to make certain Transfers of their shares such as for estate planning purposes or to certain affiliates so long as the transferee becomes party to the Registration Rights Agreement.

Indemnification Escrow Fund

The Merger Agreement requires an escrow fund of $35 million (the “Indemnification Escrow Fund”) consisting of (1) unregistered Common Stock worth $30,000,000 (the “Escrowed Shares”), and (2) $5,000,000 in cash (the “Escrowed Cash”) to cover potential indemnification claims by the Issuer after the closing. The Indemnification Escrow Fund will be available to the Issuer to satisfy (1) claims with respect to a breach of the Merger Agreement by Healthfield or the principal securityholders, and (2) claims relating to legal proceedings existing as of the closing date, taxes for pre-closing periods and medical malpractice and workers compensation claims relating to any act occurring on or prior to the closing date.

The Indemnification Escrow Fund, after payment of any claims against the Indemnification Escrow Fund, is subject to staged releases to the principal securityholders, on a pro rata basis, as follows:

•                on December 31, 2006, 1/3 of the total initial number of Escrowed Shares (or the cash proceeds of any permitted sale of Escrowed Shares), less an amount for any claims made against the Indemnification Escrow Fund and less all Escrowed Shares previously distributed to the Issuer, are scheduled to be released;

•                on June 30, 2007, an additional 1/3 of the total initial number of Escrowed Shares (or the cash proceeds of any permitted sale of Escrowed Shares), less an amount for any applicable claims made against the Indemnification Escrow Fund and less all Escrowed Shares previously distributed to the Issuer, are scheduled to be released; and

•                Any remaining Escrowed Shares or Escrowed Cash, less an amount for any applicable claims made against the Indemnification Escrow Fund, are scheduled to be released on the second anniversary of the closing date.

The Merger Agreement provides for the indemnification of the Issuer for damages resulting to the Issuer from breaches of the representations and warranties in the Merger Agreement, as well as for certain liabilities of Healthfield for periods prior to the closing of the Merger and for the other matters described in the Merger Agreement. Any such indemnification claims will be paid from the Indemnification Escrow Fund, or to the extent the Indemnification Escrow Fund has been released or applied to existing claims, by the principal securityholders following the closing of the Merger. Accordingly, subject to the limitations provided for in the Merger Agreement, principal securityholders may be required to make indemnification payments personally from their own funds if the Indemnification Escrow Fund is exhausted or otherwise released.

A total of 997,245 shares of Common Stock beneficially owned by the Reporting Person are being held in escrow as follows: Rodney D. Windley - 832,449 shares, the Rodney D. Windley 2005 Grantor Retained Annuity Trust - 70,650 shares, and RT Management, LLC - 94,146 shares.

Working Capital Reserve

The Merger Agreement required that Healthfield have working capital (i.e., generally, current assets (excluding cash) less current liabilities) as of the closing date within the range of $12.1 million to $14.1 million. To

CUSIP No. 37247A102	Page 7

the extent that Healthfield’s actual working capital as of the closing date is less than $12.1, such shortfall will be taken out of the working capital reserve and paid to the Issuer. If the working capital reserve is not sufficient to cover such shortfall, such shortfall will be taken out of the Indemnification Escrow Fund. Amounts, if any, remaining in the working capital reserve after the final calculation of working capital (which will be completed approximately 90 days after the closing date) will be distributed to all Healthfield securityholders (pro rata). If the actual amount of Healthfield’s working capital as of the closing date is greater than $14.1 million, the entire working capital reserve will be released to all Healthfield securityholders (pro rata) and the amount in excess of $14.1 million will be paid by the Issuer to all Healthfield securityholders (pro rata).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger, dated as of January 4, 2006, by and among Genitva Health Services, Inc., Tara Acquisition Sub Corp., The Healthfield Group, Inc., Rodney D. Windley as representative of certain Securityholders of The Healthfield Group, Inc., and Securityholders named therein. (incorporated by reference from Exhibit 2.1 of the Issuer’s 8-K dated January 4, 2006 and filed with the SEC on January 5, 2006).

2. Registration Rights Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc. Rodney D. Windley, as the representative of the Stockholders of Gentiva Health Services, Inc. listed therein (incorporated by reference from Exhibit 10.3 of the Issuer’s 8-K dated February 28, 2006 and filed with the SEC on March 3, 2006).

3. Power of Attorney.

CUSIP No. 37247A102	Page 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stacey O. Gallant by Power of Attorney
for Rodney D. Windley